BUILDING SUSTAINABLE CASH FLOW

PENGROWTH 2014 FIRST QUARTER RESULTS

SUMMARY OF FINANCIAL & OPERATING RESULTS

	Three months ended
(monetary amounts in millions)	Mar 31, 2014	Dec 31, 2013	% Change	Mar 31, 2013	% Change
PRODUCTION
Average daily production (boe/d)	75,102	77,371	(3)	89,702	(16)
FINANCIAL
Funds flow from operations (1)	$139.5	$105.9	32	$147.5	(5)
Funds flow from operations per share	$0.27	$0.20	35	$0.29	(7)
Oil and gas sales including realized commodity risk management (1)	$386.9	$328.0	18	$390.9	(1)
Oil and gas sales including realized commodity risk management per boe	$57.24	$46.08	24	$48.42	18
Operating expense	$104.0	$109.2	(5)	$117.9	(12)
Operating expense per boe	$15.39	$15.34	—	$14.60	5
Royalty expense	$73.7	$62.8	17	$67.0	10
Royalty expense per boe	$10.90	$8.82	24	$8.30	31
Royalty expense as a percent of sales	17.2%	18.3%		17.0%
Operating netback per boe (1)	$29.71	$20.82	43	$24.79	20
Cash G&A expense (1)	$23.1	$21.7	6	$23.9	(3)
Cash G&A expense per boe	$3.42	$3.05	12	$2.96	16
Capital expenditures	$233.7	$239.7	(3)	$166.0	41
Capital expenditures per share	$0.45	$0.46	(2)	$0.32	41
Net cash acquisitions (dispositions)	$2.6	$(29.2)	(109)	$(315.7)	(101)
Net cash acquisitions (dispositions) per share	$—	$(0.06)	(100)	$(0.61)	(100)
Dividends paid	$62.7	$62.4	—	$61.5	2
Dividends paid per share	$0.12	$0.12	—	$0.12	—
Number of shares outstanding at period end (000's)	526,153	522,031	1	515,370	2
Weighted average number of shares outstanding (000's)	523,400	520,910	—	513,359	2
STATEMENT OF LOSS
Adjusted net loss (1)	$(2.8)	$(37.3)	(92)	$(1.1)	155
Net loss	$(116.2)	$(91.1)	28	$(65.1)	78
Net loss per share	$(0.22)	$(0.17)	29	$(0.13)	69
CASH AND CASH EQUIVALENTS	$314.9	$448.5	(30)	$94.7	233
DEBT (2)
Long term debt	$1,467.9	$1,412.7	4	$1,392.1	5
Convertible debentures	$235.8	$236.0	—	$236.8	—
Total debt excluding working capital	$1,703.7	$1,648.7	3	$1,628.9	5
Total debt including working capital	$1,757.3	$1,469.4	20	$1,748.3	1
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	44%	51%		65%
Heavy oil	18%	17%		8%
Natural gas liquids	13%	20%		12%
Natural gas	25%	12%		15%

(1)	See definition under sections "Additional GAAP Measures" and "Non-GAAP Financial Measures".

(2)	Debt includes the current and long term portions.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil.

PENGROWTH First Quarter 2014 Summary of Financial & Operating Results	1

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Financial Statements for the three months ended March 31, 2014 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to May 12, 2014.
Pengrowth’s first quarter of 2014 results are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, goodwill, Asset Retirement Obligations ("ARO"), taxability of dividends, remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, General and Administrative Expenses ("G&A") and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	2

results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Financial Statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited Financial Statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position. During the first quarter of 2014, Pengrowth's ARO risk free discount rate changed from 3.25 percent to 3.0 percent due to a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth's estimate of the ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the three months ended March 31, 2014. For more information refer to the December 31, 2013 annual report.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations, as reported in the Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in funds flow from operations and dividends paid as shown on the Statements of Cash Flow.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are total debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	3

other non-cash items ("Adjusted EBITDA") and total debt to total capitalization. Total debt is the sum of working capital and long term debt including convertible debentures as shown on the Balance Sheets, and total capitalization is the sum of total debt and shareholders’ equity.
Payout ratio and net payout ratio are terms used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations. Net payout ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment Plan ("DRIP") divided by funds flow from operations. Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity, power and interest mark to market gains and losses, non-cash mark to market gains and losses on investments, unrealized foreign exchange gains and losses and gains on acquisitions, as applicable, that may significantly impact net income (loss) from period to period. Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations.
Pengrowth has an active risk management program which primarily uses forward price swaps to manage the exposure to commodity and power price fluctuations and provide a measure of stability to cash flow in order to maintain its dividend and ensure all capital expenditures are funded. Although commodity risk management gains and losses are presented separately on the Statements of Loss, oil and gas sales are presented throughout this MD&A including realized commodity risk management gains and losses. Management believes that this is a useful supplemental measure that enables readers to analyze product sales in conjunction with commodity risk management efforts pertaining to them.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	4

2014 GUIDANCE AND FIRST QUARTER OF 2014 FINANCIAL HIGHLIGHTS
The following table provides a summary of full year 2014 Guidance and actual results for the three months ended March 31, 2014.

	Q1 2014 Actual	Full year 2014 Guidance
Production (boe/d)	75,102	71,000 - 73,000
Capital expenditures ($ millions)	233.7	740 - 770 (1)
Royalty expense (% of sales)	17.2	16 - 18
Operating expense ($/boe) (2)	15.39	15.20 - 15.80
Cash G&A expense ($/boe) (2)	3.42	2.70 - 2.90

(1)	2014 previous Guidance was $700 - $730 million.

(2)	Per boe estimates based on high and low ends of production Guidance.
Average production for the first quarter of 2014 was 75,102 boe/d exceeding 2014 Guidance due to performance of the new Cardium development wells in addition to strong performance from operated base production. This was partly offset by third party capacity constraints at Pine Creek and Sable Island which negatively impacted the first quarter of 2014 by a combined 880 boe/d. Production for the full year is anticipated to be in line with full year Guidance.
First quarter of 2014 capital expenditures amounted to $233.7 million, including $127.3 million invested at Lindbergh. As a result of an increase in the estimated total cost of the first commercial phase of Lindbergh, full year 2014 capital expenditures Guidance has been revised to $740 - $770 million.
First quarter of 2014 royalty expense as a percentage of sales was within 2014 Guidance.
First quarter of 2014 operating expense was within 2014 Guidance. Second quarter of 2014 operating expense is expected to be higher than full year Guidance due to planned turnaround activities, however it is anticipated that full year operating expense will be within 2014 Guidance.
First quarter of 2014 cash G&A expense of $3.42/boe was above 2014 Guidance due to timing of annual compensation expenses. Cash G&A is anticipated to be within 2014 Guidance by year end.

FINANCIAL HIGHLIGHTS

	Three months ended
($ millions except per boe amounts)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Production (boe/d)	75,102	77,371	89,702
Capital expenditures	233.7	239.7	166.0
Funds flow from operations	139.5	105.9	147.5
Operating netback ($/boe) (1)	29.71	20.82	24.79
Adjusted net loss	(2.8)	(37.3)	(1.1)
Net loss	(116.2)	(91.1)	(65.1)

(1)	Includes realized commodity risk management gains and losses.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	5

Funds Flow from Operations

($ millions)	Q4/13 vs. Q1/14		% Change	Q1/13 vs. Q1/14		% Change
Funds flow from operations for comparative period	Q4/13	105.9		Q1/13	147.5
Increase (decrease) due to:
Volume		(11.1)	(11)		(70.1)	(48)
Price including differentials		95.8	90		106.9	73
Realized commodity risk management gains (losses)		(26.6)	(25)		(39.7)	(27)
Other income including sulphur		0.8	1		(1.1)	(1)
Royalty expense		(10.9)	(10)		(6.7)	(4)
Expenses:
Operating		5.2	5		13.9	9
Cash G&A		(1.4)	(1)		0.8	1
Interest & financing		0.7	1		4.8	3
Other expenses including transportation		(18.9)	(18)		(16.8)	(11)
Net change		33.6	32		(8.0)	(5)
Funds flow from operations	Q1/14	139.5		Q1/14	139.5
First quarter of 2014 funds flow from operations increased 32 percent compared to the fourth quarter of 2013 mainly due to higher natural gas prices in the first three months of 2014. In addition, light and heavy oil differentials narrowed during the first quarter of 2014 resulting in higher realized light and heavy oil prices. Partially offsetting the advantages of increased realized pricing were higher other expenses which included a $20 million provision for clean-up and remediation costs, as well as higher royalty expense and lower production in the first quarter of 2014.
First quarter of 2014 funds flow from operations decreased 5 percent compared to the first quarter of 2013 due to a 16 percent decrease in volumes, mainly from property dispositions, higher realized commodity risk management losses and higher other expenses. Higher natural gas prices and a narrowing of the heavy oil differential coupled with lower operating costs offset these decreases for the most part.
Net Loss
Pengrowth recorded a net loss of $116.2 million in the first quarter of 2014 representing a $25.1 million increase compared to a net loss of $91.1 million in the fourth quarter of 2013. This was a result of higher unrealized losses on commodity risk management partly offset by an increase in funds flow from operations in the first quarter of 2014. The first quarter of 2014 net loss of $116.2 million was an increase of $51.1 million compared to a net loss of $65.1 million in the first quarter of 2013 mainly due to higher unrealized losses on commodity risk management in the first three months of 2014.
Adjusted Net Loss
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses. The following table provides a reconciliation of net loss to adjusted net loss:

	Three months ended
($ millions)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Net loss	(116.2)	(91.1)	(65.1)
Exclude non-cash items in net loss:
Unrealized loss on commodity, power and interest risk management	(110.2)	(39.1)	(61.8)
Unrealized foreign exchange loss (1)	(35.6)	(28.2)	(20.4)
Tax effect on non-cash items above	32.4	13.5	18.2
Total excluded	(113.4)	(53.8)	(64.0)
Adjusted net loss	(2.8)	(37.3)	(1.1)

(1)	Net of associated foreign exchange risk management contracts.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	6

The following table represents a continuity of adjusted net loss:

($ millions)	Q4/13 vs. Q1/14		Q1/13 vs. Q1/14
Adjusted net loss for comparative period	Q4/13	(37.3)	Q1/13	(1.1)
Funds flow from operations increase (decrease)		33.6		(8.0)
DD&A and accretion expense decrease		0.5		24.7
Other		2.7		0.4
Loss on disposition (increase) decrease		1.4		(21.5)
Estimated tax reduction (increase) on above		(3.7)		2.7
Net change		34.5		(1.7)
Adjusted net loss	Q1/14	(2.8)	Q1/14	(2.8)
First quarter of 2014 adjusted net loss of $2.8 million decreased $34.5 million compared to the fourth quarter of 2013 adjusted net loss of $37.3 million primarily due to a $33.6 million increase in funds flow from operations. In contrast, the first quarter of 2014 adjusted net loss of $2.8 million increased $1.7 million compared to the first quarter of 2013 adjusted net loss of $1.1 million. This was primarily due to an $8.0 million decrease in funds flow from operations and higher non-cash losses on disposition of properties partly offset by lower depletion, depreciation and amortization ("DD&A").
Price Sensitivity
The following table illustrates the sensitivity of funds flow from operations to changes in commodity prices after taking into account Pengrowth’s risk management contracts and outlook on oil differentials:

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	($ millions)
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$99.00	$1.00
Light oil				6.6
Heavy oil				2.8
Oil risk management (4)				(9.5)
NGLs				2.5
Net impact of U.S.$1/bbl change in WTI				2.4
Oil differentials
Light oil	U.S.$/bbl	$7.90	$1.00	6.6
Heavy oil	U.S.$/bbl	$25.75	$1.00	2.8
Net impact of U.S.$1/bbl change in differentials				9.4
AECO Natural Gas (2) (3)	Cdn$/Mcf	$4.60	$0.10
Natural gas				5.9
Natural gas risk management (4)				(3.7)
Net impact of Cdn$0.10/Mcf change in AECO				2.2

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at April 22, 2014 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes risk management contracts as at April 22, 2014.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	7

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended
($ millions)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Drilling, completions and facilities
Lindbergh	127.3	136.0	37.8
Non-thermal	86.7	72.8	106.1
Total drilling, completions and facilities	214.0	208.8	143.9
Land & seismic acquisitions (1)	4.5	1.1	1.6
Maintenance capital	14.3	26.6	21.1
Development capital	232.8	236.5	166.6
Other capital	0.9	3.2	(0.6)
Capital expenditures	233.7	239.7	166.0

(1)	Seismic acquisitions are net of seismic sales revenue.
First quarter of 2014 capital expenditures were $233.7 million following the strategy of selecting and executing projects that maximize cash flow and provide the highest rates of return while continuing to invest in the first commercial phase of the Lindbergh thermal project. Approximately 92 percent of first quarter 2014 capital expenditures were invested in drilling, completions and facilities, with the remaining 8 percent spent on maintenance, land, seismic and other capital. Pengrowth invested 54 percent of the first quarter 2014 capital expenditures in the Lindbergh commercial project including the drilling of 54 wells (7 horizontal producers, 7 horizontal injectors, 39 delineation/core holes and 1 observation). Pengrowth also participated in the drilling of 46 (29.6 net) non-thermal wells in other areas, all of which were successful.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics which result in higher netbacks compared to typical thermal projects. A two well pair pilot project at Lindbergh was brought on stream in February 2012 and the results continue to exceed expectations. The 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013 and Alberta Environmental Protection and Enhancement Act approval was received for the first commercial phase in July 2013.
Lindbergh is expected to provide Pengrowth with the potential to develop annual production of up to 50,000 bbl/d of bitumen within the next five years. This is expected to be strong netback production, with low decline rates, long reserve life and low sustaining capital requirements, resulting in a sustainable total return model that supports growth in cash flow per share and the ability to fund an attractive dividend.
During the first quarter of 2014, $127.3 million was invested at Lindbergh. Capital costs for the first commercial phase are now expected to be approximately $630 million, an increase of about 7 percent from previous estimates. The project remains on track for first steam in the fourth quarter of 2014 and first production in the first quarter of 2015.
Civil and mechanical field construction continued for the first 12,500 bbl/d commercial phase, during the first quarter of 2014, and is progressing as planned. All major equipment has arrived on the site and has been placed onto its structural steel foundations, and electrical and instrumentation work has commenced. To date Pengrowth has drilled 15 well pairs. Drilling of the second well pad is now complete and drilling on the third well pad has commenced.
Operations at the pilot project continued to show strong results during the first quarter of 2014 with combined field production from the two well pairs averaging approximately 1,780 bbl/d of bitumen. The average Instantaneous Steam Oil Ratio ("ISOR") for the first quarter of 2014 was 2.1. Since steaming commenced in February 2012, cumulative

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	8

production from the two well pairs has exceeded 1,160,000 bbls of bitumen by March 31, 2014 with a Cumulative Steam Oil Ratio ("CSOR") of 2.0.
After two years of higher than expected production rates and reserves recovered to date, the pilot well pairs are expected to commence their natural decline in 2014 and, as expected, the ISOR will start to increase.
The Environmental Impact Assessment ("EIA") application for the Lindbergh expansion to 30,000 bbl/d was submitted to the regulators in December 2013. As anticipated, a third party EIA reviewer has been assigned by the regulators.
Non-Thermal Oil and Gas
Pengrowth’s significant non-thermal oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area encompassing over 500 gross (250 net) sections of land with stacked opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. An extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls a large light oil accumulation in the Swan Hills area of northern Alberta providing ongoing development projects with low decline production and strong cash flow.
During the first quarter of 2014, Pengrowth achieved strong drilling and completion results with 28 (15.2 net) wells drilled in the Cardium formation with 100 percent success. Based on initial test data and early production results, the Cardium wells appear to be meeting or exceeding type curve expectations.
The first quarter of 2014 development program was also executed at Caroline in the Ellerslie formation, Garrington in the Elkton, Ellerslie and Mannville formations, as well as the Jenner and Groundbirch areas with 18 (14.4 net) wells being drilled.
PRODUCTION

	Three months ended
Daily production	Mar 31, 2014	% of total	Dec 31, 2013	% of total	Mar 31, 2013	% of total
Light oil (bbls)	22,444	30	22,488	29	30,438	34
Heavy oil (bbls)	8,255	11	8,369	11	7,706	9
Natural gas liquids (bbls)	10,751	14	10,476	13	10,722	12
Natural gas (Mcf)	201,907	45	216,231	47	245,019	45
Total boe per day	75,102		77,371		89,702

First quarter of 2014 average daily production decreased 3 percent compared to the fourth quarter of 2013 mainly due to lower natural gas production resulting from natural declines as capital investment was directed to oil programs. Also contributing to the 3 percent decrease were third party capacity constraints. Comparing the first quarter of 2014 to the same period last year, production decreased 16 percent due to property dispositions and natural gas production declines, partly offset by production additions from the Cardium development program.
Light Oil
First quarter of 2014 light oil production remained unchanged compared to the fourth quarter of 2013 as the effect of minor property dispositions were offset by increased production from the Cardium development.
First quarter of 2014 light oil production decreased 26 percent compared to the first quarter of 2013 due to the Weyburn and southeast Saskatchewan dispositions partly offset by the Cardium development program.
Heavy Oil
First quarter of 2014 heavy oil production decreased 1 percent compared to the fourth quarter of 2013 as a result of lower production at the non operated Tangleflags property due to minor well and equipment servicing.
First quarter of 2014 heavy oil production increased 7 percent compared to the first quarter of 2013 due to new production from development drilling in the Jenner area.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	9

NGLs
First quarter of 2014 NGL production increased 3 percent compared to the fourth quarter of 2013 due to higher sales of ethane at Judy Creek. This was partly offset by the absence of a Sable Island condensate shipment in the first quarter of 2014. The only 2014 scheduled condensate shipment is expected in mid 2014.
First quarter of 2014 NGL production was unchanged compared to the first quarter of 2013 as higher ethane sales described above were offset by 2013 dispositions and natural declines.
Natural Gas
First quarter of 2014 natural gas production decreased 7 percent compared to the fourth quarter of 2013 as a result of natural declines as capital investment was directed to oil programs as well as third party capacity constraints.
First quarter of 2014 natural gas production decreased 18 percent compared to the first quarter of 2013 due to the 2013 property dispositions and natural declines as capital investment was directed to oil programs.
COMMODITY PRICES
Oil and Liquids Prices

	Three months ended
(Cdn$/bbl)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Average Benchmark Prices
WTI oil	108.36	102.75	95.30
Edmonton par light oil	99.30	87.07	88.74
WCS heavy oil	82.89	69.07	63.02
Average Differentials to WTI
Edmonton par	(9.06)	(15.68)	(6.56)
WCS heavy oil	(25.47)	(33.68)	(32.28)
Average Realized Prices
Light oil	97.03	83.23	84.07
after realized commodity risk management	82.38	74.77	82.32
Heavy oil	77.12	61.43	50.18
Natural gas liquids	59.12	60.49	56.69
The WTI benchmark price continued its strong performance during the first quarter of 2014 driven by fundamental factors including geopolitical concerns, robust global economic expansion and a tightening of the demand/supply fundamentals. First quarter of 2014 WTI crude oil price averaged Cdn$108.36/bbl, an increase of 5 percent and 14 percent compared to the fourth and first quarters of 2013, respectively.
Canadian crude oil prices continued to trade at a discount to WTI, although the differential did narrow in the first quarter of 2014 compared to the fourth quarter of 2013. Location and quality differentials, growing U.S. crude oil production as well as transportation bottlenecks are the primary drivers behind the price discount. When differentials widen significantly, Pengrowth takes proactive steps to improve realizations, including transporting crude oil by rail.
First quarter of 2014 realized light oil price increased 17 percent compared to the fourth quarter of 2013 due to higher benchmark prices and a lower price differential. First quarter of 2014 realized light oil price increased 15 percent compared to the same period last year as a result of an increase in the benchmark oil prices.
First quarter of 2014 heavy oil realized price increased 26 percent and 54 percent compared to the fourth and first quarters of 2013, respectively, primarily due to the increase in the benchmark oil prices and a narrowing of the heavy oil differential during the first quarter of 2014.
First quarter of 2014 NGL realized price decreased 2 percent compared to the fourth quarter of 2013 due to higher ethane sales volumes at Judy Creek, which sell for a discount to other NGLs, and the absence of a Sable Island condensate shipment in the first quarter of 2014. The realized NGL price increased 4 percent compared to the same period last year in response to the higher benchmarks.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	10

Natural Gas Price

	Three months ended
(Cdn$)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Average Benchmark Prices
NYMEX gas (per MMBtu)	5.19	4.05	3.52
AECO monthly gas (per MMBtu)	4.76	3.15	3.08
Average Differential to NYMEX
AECO differential	(0.43)	(0.90)	(0.44)
Average Realized Prices
Natural gas (per Mcf) (1)	6.35	3.18	3.14
after realized commodity risk management	5.65	3.27	3.24

(1)	Average realized prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
Pengrowth sells its natural gas at several different sales points in addition to AECO monthly. During the first quarter of 2014, prices at several of the other natural gas sales points exceeded the AECO monthly average gas price.
The NYMEX natural gas benchmark price gained substantially during the first quarter of 2014 driven by cold weather throughout much of North America resulting in a significant draw on natural gas supplies in the key consuming regions. First quarter of 2014 NYMEX natural gas prices averaged Cdn$5.19/MMBtu, an increase of 28 percent and 47 percent compared to the fourth and first quarters of 2013, respectively.
Much like the NYMEX benchmark, AECO gas prices also posted significant gains during the first quarter of 2014, averaging Cdn$4.76/MMBtu. A narrowing of the basis spread between NYMEX and AECO prices resulted in the first quarter of 2014 AECO prices being 51 percent and 55 percent higher than the fourth and first quarters of 2013, respectively.
Total Average Realized Prices

	Three months ended
($/boe)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Average realized price	63.00	47.92	48.18
after realized commodity risk management	56.74	45.71	47.86
Other production income including sulphur	0.50	0.37	0.56
Total oil and gas sales after realized commodity risk management	57.24	46.08	48.42
First quarter of 2014 average realized price increased 31 percent compared to both the fourth and first quarters of 2013. Higher pricing for light and heavy oil and higher natural gas prices, coupled with the narrowing of differentials were the primary drivers behind the increase in the realized price.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	11

Commodity Risk Management Gains (Losses)

	Three months ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Realized
Light oil ($ millions)	(29.6)	(17.5)	(4.8)
Light oil ($/bbl)	(14.65)	(8.46)	(1.75)
Natural gas ($ millions)	(12.7)	1.8	2.2
Natural gas ($/Mcf)	(0.70)	0.09	0.10
Total realized loss ($ millions)	(42.3)	(15.7)	(2.6)
Total realized loss ($/boe)	(6.26)	(2.21)	(0.32)
Unrealized
Unrealized commodity risk management liabilities at period end ($ millions)	(192.2)	(80.0)	(54.8)
Less: Unrealized commodity risk management assets (liabilities) at beginning of period ($ millions)	(80.0)	(40.9)	7.0
Unrealized loss on commodity risk management contracts for the period ($ millions)	(112.2)	(39.1)	(61.8)
Pengrowth has an active risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability to cash flow in order to maintain its dividend and ensure capital expenditures are funded, including Lindbergh. This is of particular importance in 2014 as significant cash is required to complete the first phase of Lindbergh.
Realized gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contract. Realized losses result when the average fixed risk management contracted price is lower than the benchmarks, while realized gains are recorded when the average fixed risk management contracted price is higher than the benchmarks at settlement. Realized gains and losses are settled monthly.
First quarter of 2014 realized light oil commodity risk management losses were higher compared to both the fourth and first quarters of 2013 in response to the WTI oil price increasing, particularly in Canadian dollar terms, relative to Pengrowth's average contracted price. First quarter of 2014 saw realized natural gas commodity risk management losses compared to realized gains in both the fourth and first quarters of 2013 also in response to a rise in natural gas benchmarks relative to Pengrowth's average contracted price.
Unrealized gains and losses also vary period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve while unrealized gains result when the forward price curve moves lower than the fixed price, with the magnitude of the gain being proportional to the movement in the forward price curve. First quarter of 2014 unrealized losses increased compared to both the fourth and first quarters of 2013 in response to the forward price curve increasing relative to the fixed contracted prices for both oil and natural gas.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	12

Forward Contracts
The following table provides a summary of the fixed prices of the commodity and power risk management contracts in place at March 31, 2014 (see Note 12 to the unaudited Financial Statements for more information on Pengrowth's risk management contracts):

Crude Oil
Reference point	Volume (bbl/d)	Remaining term	% of total oil production Guidance (1)	Price/bbl ($Cdn)
WTI	23,000	Apr 1, 2014 - Dec 31, 2014	77%	94.51
WTI	25,752	2015	63%	93.96
WTI	7,350	2016	16%	94.45
Natural Gas
Reference point	Volume (MMBtu/d)	Remaining term	% natural gas production Guidance	Price/MMBtu ($Cdn)
AECO & NGI Chicago Index	118,738	Apr 1, 2014 - Dec 31, 2014	59%	3.81
AECO & NGI Chicago Index	83,909	2015	47%	3.85
AECO	24,278	2016	16%	3.85
Power
Reference point	Volume (MW)	Remaining term	% of estimated power purchases	Price/MWh ($)
AESO	55	Apr 1, 2014 - Dec 31, 2014	78%	55.63
AESO	35	2015	69%	49.50

(1)
Includes light and heavy crude oil. After the successful 2013 divestment program, oil risk management contracts represent over 65 percent of 2014 production Guidance for remaining 2014. Pengrowth's Board of Directors has approved the retention of the risk management contracts already in place.

At March 31, 2014, each Cdn$1/bbl change in future WTI oil prices results in approximately $18.2 million pre-tax change in the value of the crude risk management contracts outstanding as at March 31, 2014, while each Cdn$0.25/MMBtu change in future natural gas prices results in approximately $17.9 million pre-tax change in the value of the natural gas risk management contracts outstanding as at March 31, 2014. The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at March 31, 2014, revenue and cash flow would have been $192.2 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $192.2 million is composed of liabilities of $144.6 million relating to risk management contracts expiring within one year and liabilities of $47.6 million relating to risk management contracts expiring beyond one year.
Each Cdn$1/MWh change in future power prices would result in approximately $0.7 million pre-tax change in the fair value of the risk management contracts outstanding as at March 31, 2014.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Balance Sheets at their fair value and recognizes changes in fair value on the Statements of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other expense.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	13

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management contracts by product volume or power purchases as follows:

Forward Period	Percent of Estimated Production	Percent of Estimated Power Purchases
1 - 24 Months	Up to 65%	Up to 80%
25 - 36 Months	Up to 30%	Up to 50%
37 - 60 Months	Up to 25%	Up to 25%
In addition to the above table, Pengrowth's Board of Directors approved a one time risk management policy enhancement in order to stabilize cash flows throughout 2015 and 2016. Under this one time policy change, notwithstanding the 25-36 month forward period, Pengrowth can enter into risk management contracts up to 50 percent of its production until the end of 2016. After the successful 2013 divestment program, oil risk management contracts represent over 65 percent of 2014 production Guidance for remaining 2014. Pengrowth's Board of Directors has approved the retention of the risk management contracts already in place.
OIL AND GAS SALES INCLUDING REALIZED COMMODITY RISK MANAGEMENT
Contribution Analysis
The following table shows the contribution of each product category to the overall sales inclusive of realized commodity risk management activities:

	Three months ended
($ millions except percentages)	Mar 31, 2014	% of total	Dec 31, 2013	% of total	Mar 31, 2013	% of total
Light oil	166.4	43	154.7	47	225.5	58
Heavy oil	57.3	15	47.3	14	34.8	9
Natural gas liquids	57.2	15	58.3	18	54.7	14
Natural gas	102.6	26	65.1	20	71.4	18
Other income including sulphur	3.4	1	2.6	1	4.5	1
Total oil and gas sales	386.9		328.0		390.9
Price and Volume Analysis
Quarter ended March 31, 2014 versus Quarter ended December 31, 2013
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Quarter ended December 31, 2013	154.7	47.3	58.3	65.1	2.6	328.0
Effect of change in product prices and differentials	27.9	11.7	(1.3)	57.5	—	95.8
Effect of change in realized commodity risk management activities	(12.1)	—	—	(14.5)	—	(26.6)
Effect of change in sales volumes	(4.1)	(1.7)	0.2	(5.5)	—	(11.1)
Other	—	—	—	—	0.8	0.8
Quarter ended March 31, 2014	166.4	57.3	57.2	102.6	3.4	386.9

(1)	Primarily sulphur sales.
Light oil sales increased 8 percent in the first quarter of 2014 compared to the fourth quarter of 2013 resulting from a higher Edmonton par light oil benchmark. This increase was partly offset by higher realized losses on oil risk management, which resulted from an increase in WTI oil price, and slightly lower sales volumes. Heavy oil sales increased 21 percent also driven by an increase in WTI oil price during the first quarter of 2014. NGL sales decreased 2 percent due to higher ethane sales in the first quarter of 2014 which attract a lower than average sales price. Natural gas sales increased 58 percent due to higher natural gas prices and a lower differential relative to NYMEX partly offset by higher realized risk management losses and lower sales volumes due to third party capacity constraints and natural declines.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	14

Quarter ended March 31, 2014 versus Quarter ended March 31, 2013
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Quarter ended March 31, 2013	225.5	34.8	54.7	71.4	4.5	390.9
Effect of change in product prices and differentials	26.2	20.0	2.4	58.3	—	106.9
Effect of change in realized commodity risk management activities	(24.8)	—	—	(14.9)	—	(39.7)
Effect of change in sales volumes	(60.5)	2.5	0.1	(12.2)	—	(70.1)
Other	—	—	—	—	(1.1)	(1.1)
Quarter ended March 31, 2014	166.4	57.3	57.2	102.6	3.4	386.9

(1)	Primarily sulphur sales.
Light oil sales decreased 26 percent in the first quarter of 2014 compared to the same period in 2013 due to lower sales volumes from the 2013 disposition program and increased realized losses on oil risk management, which resulted from an increase in WTI oil price. Partly mitigating the decrease in light oil sales was an increase in the Edmonton par light oil price in the first quarter of 2014. Heavy oil sales posted a 65 percent increase resulting from an improvement in the benchmarks coupled with a decrease in the heavy oil differential in the first quarter of 2014. NGL sales increased 5 percent impacted by higher benchmark prices while natural gas sales increased 44 percent due to a significant improvement in the natural gas prices partly offset by higher realized risk management losses and lower sales volumes due to property dispositions and natural declines.
ROYALTY EXPENSE

($ millions except per boe amounts and percentages)	Three months ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Royalty expense	73.7	62.8	67.0
$/boe	10.90	8.82	8.30
Royalties as a percent of sales (%)	17.2	18.3	17.0
Royalties include Crown, freehold, overriding royalties and mineral taxes.
Royalty rates as a percentage of sales decreased from 18.3 percent in the fourth quarter of 2013 to 17.2 percent in the first quarter of 2014 mainly due to higher royalty incentives including injection credits and enhanced oil recovery credits in the first quarter of 2014.
Royalty rates as a percentage of sales increased modestly from 17.0 percent in the first quarter of 2013 to 17.2 percent in the first quarter of 2014 due to the absence of royalties pertaining to the southeast Saskatchewan assets sold in the third quarter of 2013, which generally had a lower royalty rate. Partly offsetting this impact was an increase in royalty incentives including Gas Cost Allowance ("GCA") in the first quarter of 2014.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Operating expenses	104.0	109.2	117.9
$/boe	15.39	15.34	14.60
First quarter of 2014 operating expenses decreased $5.2 million or 5 percent compared to the fourth quarter of 2013 mainly due to lower maintenance and processing fees, as well as property divestitures. On a per boe basis, first quarter of 2014 operating costs were essentially flat compared to the fourth quarter of 2013; the $0.05/boe increase was a result of lower natural gas production.
First quarter of 2014 operating expenses decreased $13.9 million or 12 percent compared to the first quarter of 2013 primarily due to asset dispositions during 2013. On a per boe basis, first quarter of 2014 operating costs increased

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	15

$0.79/boe compared to the first quarter of 2013 due to production declines in natural gas properties resulting from the focus of the capital program on oil production.
TRANSPORTATION COSTS

($ millions except per boe amounts)	Three months ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Transportation costs	8.4	7.8	5.9
$/boe	1.24	1.10	0.73
First quarter of 2014 transportation costs increased $0.6 million or 8 percent compared to the fourth quarter of 2013 as a result of higher sales product trucking charges for Cardium and Lindbergh production. On a per boe basis, first quarter of 2014 transportation costs increased $0.14/boe compared to the fourth quarter of 2013 due to the increased trucking costs and lower production volumes.
First quarter of 2014 transportation costs increased $2.5 million or 42 percent compared to the first quarter of 2013 also due to additional sales product trucking charges for Cardium production. On a per boe basis, first quarter of 2014 transportation costs increased $0.51/boe compared to the first quarter of 2013 also due to the increased trucking costs and lower production volumes.
Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil and NGL production including sales product trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels prior to changing ownership or custody.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	16

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Statements of Loss and dividing by production, except for oil and gas sales which is the sum of oil and gas sales and realized gains and losses from commodity risk management. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended
Combined Netback ($/boe)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Oil & gas sales (1)	57.24	46.08	48.42
Royalties	(10.90)	(8.82)	(8.30)
Operating expenses	(15.39)	(15.34)	(14.60)
Transportation costs	(1.24)	(1.10)	(0.73)
Operating netback	29.71	20.82	24.79
Light Oil Netback ($/bbl)
Sales (includes other income) (1)	82.62	75.25	82.62
Royalties	(19.79)	(19.84)	(16.10)
Operating expenses	(16.24)	(16.57)	(17.92)
Transportation costs	(2.56)	(2.22)	(1.18)
Operating netback	44.03	36.62	47.42
Heavy Oil Netback ($/bbl)
Sales	77.12	61.43	50.18
Royalties	(9.78)	(9.90)	(6.83)
Operating expenses	(16.98)	(17.36)	(19.17)
Transportation costs	(1.85)	(1.36)	(1.02)
Operating netback	48.51	32.81	23.16
NGLs Netback ($/bbl)
Sales	59.12	60.49	56.69
Royalties	(17.28)	(15.47)	(16.01)
Operating expenses	(14.09)	(14.30)	(14.76)
Transportation costs	(0.01)	(0.01)	(0.08)
Operating netback	27.74	30.71	25.84
Natural Gas Netback ($/Mcf)
Sales (includes other income) (1)	5.81	3.35	3.40
Royalties (2)	(0.54)	0.04	(0.12)
Operating expenses	(2.47)	(2.39)	(1.87)
Transportation costs	(0.10)	(0.11)	(0.09)
Operating netback ($/Mcf)	2.70	0.89	1.32
Operating netback ($/boe)	16.20	5.34	7.92
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil (1)	44%	51%	65%
Heavy oil	18%	17%	8%
Natural gas liquids	13%	20%	12%
Natural gas (1)	25%	12%	15%

(1)	Includes realized commodity risk management gains and losses.

(2)	Positive amount pertains to a favourable prior period adjustment.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	17

Pengrowth realized a weighted average operating netback of $29.71/boe in the first quarter of 2014 representing a 43 percent increase compared to the fourth quarter 2013. The increase was due to higher realized oil and natural gas prices in the first quarter of 2014 resulting from higher benchmark prices. The netback increased 20 percent when comparing the first quarter of 2014 to the same period last year in response to a significant improvement in natural gas and heavy oil benchmark prices.
First quarter of 2014 light oil netback increased 20 percent resulting from an increase in the Edmonton par light oil benchmark, however the netback decreased 7 percent compared to the first quarter of 2013 due to higher royalty and transportation expenses.
First quarter of 2014 heavy oil netback increased 48 percent compared to the fourth quarter of 2013 resulting from an increase in the benchmark prices. Following the same trend, the first quarter of 2014 heavy oil netback more than doubled compared to the same period last year.
First quarter of 2014 natural gas netback was three times higher compared to the fourth quarter of 2013 resulting from an improvement in natural gas prices. Similarly, the first quarter of 2014 natural gas netback more than doubled compared to the same period last year also driven by higher natural gas prices.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
($ millions except per boe amounts)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Cash G&A expense	23.1	21.7	23.9
$/boe	3.42	3.05	2.96
Non-cash G&A expense	3.5	2.5	3.6
$/boe	0.52	0.35	0.45
Total G&A	26.6	24.2	27.5
$/boe	3.94	3.40	3.41
First quarter of 2014 cash G&A expenses were $1.4 million higher compared to the fourth quarter of 2013 mainly due to the adoption of a cash-settled Deferred Share Units ("DSU") plan in place of the share-settled DSU plan for 2014 and future grants to non employee directors. See Note 9 to the unaudited Financial Statements for additional information. On a per boe basis, cash G&A costs increased 12 percent compared to the fourth quarter of 2013 due to higher costs discussed above and lower production volumes in the first quarter of 2014.
First quarter of 2014 cash G&A expenses were $0.8 million lower compared to the first quarter of 2013 primarily due to lower personnel and office costs resulting from staffing decreases following the 2013 disposition program. This was partly offset by a change in the DSU plan from a share to a cash-settled plan as discussed above. On a per boe basis, cash G&A costs increased 16 percent compared to the first quarter of 2013 due to lower production volumes in the first quarter of 2014.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans ("LTIP"). See Note 9 to the unaudited Financial Statements for additional information. The compensation costs associated with these plans are expensed over the applicable vesting period. First quarter of 2014 non-cash G&A expense increased $1.0 million compared to the fourth quarter of 2013 due to no repeat of the fourth quarter of 2013 performance multiplier adjustment for previously expensed grants.
First quarter of 2014 non-cash G&A expense remained relatively unchanged compared to the first quarter of 2013.
During the three months ended March 31, 2014, $4.0 million (March 31, 2013 - $4.1 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	18

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended
($ millions except per boe amounts)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Depletion, depreciation and amortization	130.1	130.7	154.4
$/boe	19.25	18.36	19.13
Accretion	5.0	4.9	5.4
$/boe	0.74	0.69	0.67
First quarter of 2014 DD&A expense remained relatively unchanged compared to the fourth quarter of 2013, but it did decrease $24.3 million or 16 percent compared to the first quarter of 2013 mainly due to the 16 percent decrease in production volumes resulting from the 2013 dispositions. On a per boe basis, first quarter of 2014 DD&A increased 5 percent and 1 percent compared to the fourth and first quarters of 2013, respectively. These changes are mainly a result of the timing of when the property dispositions closed in 2013 and the associated volumes and depletion expense recorded.
First quarter of 2014 accretion expense remained relatively flat compared to the fourth quarter of 2013, but it decreased $0.4 million or 7 percent compared to the first quarter of 2013 largely due to decreases in the ARO liabilities resulting from property dispositions and the change in the discount rate in the first quarter of 2014 relative to the discount rate used in the first quarter of 2013.
INTEREST AND FINANCING CHARGES

	Three months ended
($ millions)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Interest and financing charges	25.9	24.6	25.6
Capitalized interest	(5.3)	(3.3)	(0.2)
Total interest and financing charges	20.6	21.3	25.4
At March 31, 2014, Pengrowth had approximately $1.7 billion in total long term debt composed of $1.5 billion of fixed rate debt and $0.2 billion in convertible debentures, including the current portion. Total long term debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.7 percent and convertible debentures with a 6.25 percent coupon. At March 31, 2014, Pengrowth had no drawings on its syndicated bank facility.
First quarter of 2014 interest and financing charges, before capitalized interest, increased $1.3 million compared to the fourth quarter of 2013 mainly due to higher interest expense on the U.S. term debt as a result of the weaker Canadian dollar compared to the fourth quarter of 2013.
First quarter of 2014 interest and financing charges, before capitalized interest, increased $0.3 million compared to the same period last year as higher interest on the U.S. term debt as a result of the weaker Canadian dollar was offset by the absence of interest on the syndicated credit facility.
Pengrowth is required under IFRS to capitalize interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. During the three months ended March 31, 2014, $5.3 million (March 31, 2013 - $0.2 million) of interest was capitalized on the Lindbergh thermal project to PP&E using a capitalization rate of 5.7 percent (March 31, 2013 – 5.6 percent).
OTHER EXPENSES
Other expenses for the first quarter of 2014 include a $20 million provision for clean-up and remediation costs on a Northern Alberta oil property, of which $4.5 million was spent through March 31, 2014.
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax reduction of $33.8 million in the first quarter of 2014 compared to deferred tax reductions of $18.6 million and $16.9 million in the fourth and first quarters of 2013, respectively.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	19

No current income taxes were paid by Pengrowth in the first quarter of 2014 or 2013. See Note 7 to the unaudited Financial Statements for additional information.
FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended
($ millions)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Currency exchange rate ($1Cdn = $U.S.) at period end	0.90	0.94	0.98
Unrealized foreign exchange loss on U.S. dollar denominated debt	(49.6)	(39.9)	(26.1)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	(5.3)	(6.1)	4.8
Total unrealized foreign exchange loss from translation of foreign denominated debt	(54.9)	(46.0)	(21.3)
Unrealized gain on U.S. foreign exchange risk management contracts	13.7	12.0	6.3
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	5.6	5.8	(5.4)
Total unrealized gain on foreign exchange risk management contracts	19.3	17.8	0.9
Total unrealized foreign exchange loss	(35.6)	(28.2)	(20.4)
Total realized foreign exchange gain (loss)	(0.1)	(0.2)	0.1
Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt and the related foreign exchange risk management contracts. The gains or losses on principal restatement are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and any new foreign debt issued.
The unrealized loss on the translation of foreign denominated debt amounted to $54.9 million in the first quarter of 2014 compared to a loss of $46.0 million and $21.3 million in the fourth and first quarters of 2013, respectively. This was mainly the result of the Canadian dollar weakening relative to the U.S. dollar in the first quarter of 2014. In contrast, the first quarter of 2014 unrealized gain on foreign exchange risk management, as discussed below, amounted to $19.3 million, compared to a gain of $17.8 million and $0.9 million in the fourth and first quarters of 2013, partly offsetting unrealized losses on the principal translation.
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt. At March 31, 2014, the fair value of these foreign exchange derivative contracts was an asset of $36.8 million included on the Balance Sheets with changes in the fair value between Balance Sheet dates reported on the Statements of Loss as an unrealized foreign exchange (gain) loss.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50	70%	0.98
Swap	July 2017	400	250	63%	0.97
Swap	August 2018	265	125	47%	0.96
Swap	October 2019	35	15	43%	0.94
Swap	May 2020	115.5	20	17%	0.95
N/A	October 2022	105	—	—	—
N/A	October 2024	195	—	—	—
		1,187	460	39%

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	20

To mitigate the fluctuations in the U.K. pound sterling denominated long term debt Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63
At March 31, 2014, each Cdn$0.01 exchange rate change would result in approximately a $4.6 million pre-tax change in the fair value of the U.S. risk management contracts and a $0.7 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS
For the three months ended March 31, 2014, Pengrowth's ARO liability increased $50.5 million relative to December 31, 2013 mainly due to a change in the risk free discount rate from 3.25 percent to 3.0 percent reflecting a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. This resulted in a upward revision of $49.5 million with the offset recorded in PP&E. Pengrowth has estimated the net present value of its total ARO to be $656.7 million as at March 31, 2014 (December 31, 2013 – $606.2 million), based on a total escalated future liability of $2.1 billion (December 31, 2013 – $2.1 billion). These costs are expected to be incurred over 65 years with the majority of the costs to be incurred between 2038 and 2078. A risk free discount rate of 3.0 percent per annum and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO at March 31, 2014.
ACQUISITIONS AND DISPOSITIONS

	Three months ended
($ millions)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Property acquisitions	2.0	12.1	0.5
Proceeds on property dispositions	0.6	(41.3)	(316.2)
Net cash acquisitions (dispositions)	2.6	(29.2)	(315.7)
During the first quarter of 2014 Pengrowth successfully closed several minor property acquisitions in the amount of $2.0 million and had adjustments totaling $0.6 million related to prior period dispositions.
WORKING CAPITAL
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portions of long term debt and convertible debentures.
At March 31, 2014, Pengrowth had a working capital deficiency as current liabilities exceeded current assets by $53.6 million as cash on hand was spent at Lindbergh and liabilities increased compared to December 31, 2013 primarily from commodity risk management contracts. At December 31, 2013, Pengrowth had a working capital surplus of $179.3 million as current assets exceeded current liabilities.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	21

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
($ millions)
Term credit facilities	—	—	—
Senior unsecured notes (1)	1,467.9	1,412.7	1,392.1
Long term debt	1,467.9	1,412.7	1,392.1
Convertible debentures (1)	235.8	236.0	236.8
Total debt excluding working capital	1,703.7	1,648.7	1,628.9
Working capital (surplus) deficiency (2)	53.6	(179.3)	119.4
Total debt	1,757.3	1,469.4	1,748.3

Twelve months trailing:	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
($ millions, except ratios and percentages)
Net loss	(368.0)	(316.9)	(53.1)
Add (deduct):
Interest & financing charges and accretion expense	109.4	114.6	116.3
Deferred income tax reduction	(90.1)	(73.2)	(46.3)
Depletion, depreciation and amortization	550.3	574.6	608.5
EBITDA	201.6	299.1	625.4
Add (deduct) other items:
Impairment of assets	—	—	78.3
(Gain) loss on disposition of properties	197.2	175.7	(23.2)
Other non-cash items	243.4	180.2	(13.1)
Adjusted EBITDA	642.2	655.0	667.4
Total debt excluding working capital to Adjusted EBITDA	2.7	2.5	2.4
Total debt to Adjusted EBITDA	2.7	2.2	2.6
Total capitalization (3)	5,285.1	5,157.7	5,826.8
Total debt as a percentage of total capitalization	33.3%	28.5%	30.0%

(1)	Includes current and long term portions.

(2)	Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portions of long term debt and convertible debentures.

(3)	Total capitalization includes total debt plus Shareholders' Equity per the Balance Sheets.
At March 31, 2014, total debt increased $287.9 million from December 31, 2013 primarily due to a lower cash balance, as spending ramped up at Lindbergh, and a net increase of $74.6 million in the current portion of risk management liabilities, as well as an increase in the U.S. senior unsecured notes due to the weakening of the Canadian dollar in the first quarter of 2014. Compared to March 31, 2013, total debt increased $9.0 million driven by an increase in the U.S. senior unsecured notes due to the weakening of the Canadian dollar in the first quarter of 2014.
The trailing twelve months total debt to Adjusted EBITDA ratio increased to 2.7x at March 31, 2014, compared to 2.2x at December 31, 2013 and 2.6x at March 31, 2013 mainly due to the increase in total debt and a decrease in Adjusted EBITDA as a result of 2013 property dispositions.
Term Credit Facilities
Pengrowth maintains a $1 billion revolving credit facility which was undrawn at March 31, 2014 (December 31, 2013 - $nil) and had $35.8 million (December 31, 2013 - $35.8 million) in outstanding letters of credit. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks, and can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. The facility has a maturity date of July 26, 2017.
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2014, this facility was undrawn (December 31, 2013 - $nil) and had $0.8 million (December 31, 2013 - $0.8 million) of outstanding

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	22

letters of credit. When utilized together with any overdraft amounts, this facility would appear on the Balance Sheets as a current liability in bank indebtedness, as applicable.
Together, these two facilities and the cash balance of $314.9 million provided Pengrowth with approximately $1.3 billion of combined credit capacity and cash at March 31, 2014, with the ability to expand the facilities by an additional $250 million.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2014.
On January 24, 2014, Pengrowth amended the credit facility by increasing the maximum permitted senior debt to EBITDA (as calculated in accordance with the debt agreements) ratio from 3.0 to 3.5 times and the total debt to EBITDA ratio from 3.5 to 4.0 times until December 31, 2015. The financial covenants are now substantially similar between the credit facilities and the senior unsecured notes. The ratios on the credit facility will revert back to their prior levels of 3.0 and 3.5 times, respectively, after December 31, 2015. The covenant amendments were obtained as a proactive step while Pengrowth completes construction of the first 12,500 bbl/d commercial phase of Lindbergh and a full year of Lindbergh production can contribute to the EBITDA calculation.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
The calculation for each financial covenant is based on specific definitions, is not in accordance with IFRS, is similar to Adjusted EBITDA, and cannot be readily replicated by referring to Pengrowth’s Financial Statements.
The key financial covenants as at March 31, 2014 are summarized below:
1.Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters (3.0 times after December 31, 2015);
2.Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters (3.5 times after December 31, 2015);
3.Total senior debt before working capital must be less than 50 percent of total book capitalization; and
4.EBITDA must not be less than four times interest expense for the last four fiscal quarters.
There may be instances, such as when financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, reducing capital expenditures or dividends as well as issuing equity.
Dividend Reinvestment Plan
Pengrowth's DRIP allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.
During the three months ended March 31, 2014, 1.9 million shares were issued under the DRIP program for cash proceeds of $13.1 million compared to 1.9 million shares for total proceeds of $11.7 million in the fourth quarter of 2013.
Pengrowth does not have any off balance sheet financing arrangements.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	23

FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the most recent audited Financial Statements for a description of the accounting policies for financial instruments and Note 12 to the unaudited Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends, and payout ratio:

	Three months ended
($ millions, except per share amounts)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Funds flow from operations	139.5	105.9	147.5
Dividends declared	62.8	62.5	61.6
Funds flow from operations less dividends declared	76.7	43.4	85.9
Per share	0.15	0.08	0.17
Payout ratio (1)	45%	59%	42%

(1)	Payout ratio is calculated as dividends declared divided by funds flow from operations.
As a result of the depleting nature of Pengrowth's oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, through the sale of existing properties, additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 12 to the unaudited Financial Statements.
The following table provides the net payout ratio when the proceeds of the DRIP are netted against dividends declared to reflect Pengrowth’s net cash outlay:

	Three months ended
($ millions, except per share amounts)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Proceeds from DRIP	13.1	11.7	11.0
Per share	0.03	0.02	0.02
Net payout ratio (%) (1)	36%	48%	34%

(1)	Net payout ratio is calculated as dividends declared net of proceeds from the DRIP divided by funds flow from operations.
DRIP participation was equivalent to approximately 21 percent of the total dividend in the first quarter of 2014 compared to 19 percent and 18 percent in the fourth and first quarters of 2013, respectively.
DIVIDENDS
The Board of Directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Although the Corporation is committed to maintaining the dividend, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta).
Dividends are generally paid to shareholders on the fifteenth day or next business day of the month. Pengrowth paid $0.04 per share in each of the three months January through March of 2014 for an aggregate cash dividend of $0.12 per share in the quarter. For the same period in 2013, Pengrowth also paid $0.04 per share in each of the months January through March for an aggregate cash dividend of $0.12 per share in the quarter.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	24

SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2014, 2013 and 2012.

2014	Q1
Oil and gas sales ($ millions) (1)	386.9
Net loss ($ millions)	(116.2)
Net loss per share ($)	(0.22)
Net loss per share - diluted ($)	(0.22)
Adjusted net loss ($ millions)	(2.8)
Funds flow from operations ($ millions)	139.5
Dividends declared ($ millions)	62.8
Dividends declared per share ($)	0.12
Daily production (boe/d)	75,102
Total production (Mboe)	6,759
Average realized price ($/boe) (1)	56.74
Operating netback ($/boe) (1)	29.71
2013	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	390.9	405.3	414.2	328.0
Net loss ($ millions)	(65.1)	(53.4)	(107.3)	(91.1)
Net loss per share ($)	(0.13)	(0.10)	(0.21)	(0.17)
Net loss per share - diluted ($)	(0.13)	(0.10)	(0.21)	(0.17)
Adjusted net loss ($ millions)	(1.1)	(37.2)	(108.2)	(37.3)
Funds flow from operations ($ millions)	147.5	146.0	161.5	105.9
Dividends declared ($ millions)	61.6	62.1	62.3	62.5
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	89,702	87,909	83,275	77,371
Total production (Mboe)	8,073	8,000	7,661	7,118
Average realized price ($/boe) (1)	47.85	50.16	53.32	45.71
Operating netback ($/boe) (1)	24.79	24.44	27.10	20.82
2012	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	328.5	328.3	391.9	431.6
Net income (loss) ($ millions) (2)	0.7	36.8	(23.8)	(1.0)
Net income (loss) per share ($) (2)	—	0.09	(0.05)	—
Net income (loss) per share - diluted ($) (2)	—	0.09	(0.05)	—
Adjusted net income (loss) ($ millions)	(5.4)	(89.6)	(18.8)	24.1
Funds flow from operations ($ millions)	113.6	94.4	141.1	189.7
Dividends declared ($ millions)	76.1	86.4	60.6	61.3
Dividends declared per share ($)	0.21	0.21	0.12	0.12
Daily production (boe/d)	75,618	78,870	94,284	94,039
Total production (Mboe)	6,881	7,177	8,674	8,652
Average realized price ($/boe) (1)	47.14	45.00	44.73	49.36
Operating netback ($/boe) (1) (3)	22.48	21.47	22.25	27.87

(1)	Includes realized commodity risk management gains and losses.

(2)	As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012.

(3)
As of January 1, 2013 certain technical support costs, previously included in operating expenses, are included in G&A. 2012 operating netbacks have been adjusted accordingly to conform to presentation in the current period.

First quarter of 2014 production was lower than the preceding quarters mainly due to 2013 property dispositions, lower natural gas production resulting from natural declines as a result of capital investment being directed to oil programs

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	25

as well as a few fields with third party capacity constraints. Production increases in the second and third quarters of 2012, were primarily a result of the NAL Energy Corporation acquisition on May 31, 2012.
First quarter of 2014 posted the highest operating netback since the fourth quarter of 2011 resulting from higher natural gas prices and an increase in light and heavy oil benchmarks. Following the same trend, Pengrowth's average realized price was also the highest posted average price since the third quarter of 2008.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, gain on acquisition, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred taxes. Funds flow from operations was also impacted by changes in royalty expense, operating and G&A costs.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Pengrowth entered into a lease amendment and extension agreement with respect to its Calgary head office lease effective March 31, 2014. The agreement saw two floors returned to the landlord in 2014 and extended the existing lease term for the remaining floors from 2018 to 2025, resulting in an additional operating lease commitment over the extended term of approximately $57 million.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 28, 2014 available on SEDAR at www.sedar.com.
ACCOUNTING PRONOUNCEMENTS ADOPTED
On January 1, 2014, Pengrowth adopted amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) relating to offsetting financial assets and financial liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.
On January 1, 2014, Pengrowth adopted International Financial Reporting Interpretations Committee 21 Levies ("IFRIC 21"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended March 31, 2014, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2014 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Financial Statements. During the interim period ended March 31, 2014, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH First Quarter 2014 Management's Discussion and Analysis	26

PENGROWTH ENERGY CORPORATION
BALANCE SHEETS
(Stated in millions of dollars)
(Unaudited)

		As at	As at
	Note	March 31, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents		$314.9	$448.5
Accounts receivable		220.4	192.3
Fair value of risk management contracts	12	0.3	—
		535.6	640.8
Fair value of risk management contracts	12	37.1	23.1
Other assets		61.7	59.7
Property, plant and equipment	3	4,972.9	4,817.6
Exploration and evaluation assets	4	422.7	419.3
Goodwill		672.7	672.7
TOTAL ASSETS		$6,702.7	$6,633.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$405.9	$353.2
Dividends payable		21.0	20.9
Fair value of risk management contracts	12	145.2	70.3
Current portion of convertible debentures		98.5	98.7
Current portion of provisions	6	17.1	17.1
		687.7	560.2
Fair value of risk management contracts	12	52.5	22.2
Convertible debentures		137.3	137.3
Long term debt	5	1,467.9	1,412.7
Provisions	6	645.2	594.4
Deferred income taxes	7	184.3	218.1
		3,174.9	2,944.9
Shareholders' Equity
Shareholders' capital	8	4,721.0	4,693.1
Contributed surplus		18.6	28.0
Deficit		(1,211.8)	(1,032.8)
		3,527.8	3,688.3
Commitments	14
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$6,702.7	$6,633.2
See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2014 Financial Results	27

PENGROWTH ENERGY CORPORATION
STATEMENTS OF LOSS
(Stated in millions of dollars, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2014	2013
REVENUES
Oil and gas sales		$429.2	$393.5
Royalties, net of incentives		(73.7)	(67.0)
		355.5	326.5
Realized loss on commodity risk management	12	(42.3)	(2.6)
Unrealized loss on commodity risk management	12	(112.2)	(61.8)
		201.0	262.1
EXPENSES
Operating		104.0	117.9
Transportation		8.4	5.9
General and administrative		26.6	27.5
Depletion, depreciation and amortization	3	130.1	154.4
		269.1	305.7
OPERATING LOSS		(68.1)	(43.6)

Other (income) expense items
(Gain) loss on disposition of properties		6.6	(14.9)
Unrealized foreign exchange loss	13	35.6	20.4
Realized foreign exchange (gain) loss	13	0.1	(0.1)
Interest and financing charges		20.6	25.4
Accretion	6	5.0	5.4
Other expense		14.0	2.2
LOSS BEFORE TAXES		(150.0)	(82.0)
Deferred income tax reduction	7	(33.8)	(16.9)
NET LOSS AND COMPREHENSIVE LOSS		$(116.2)	$(65.1)
NET LOSS PER SHARE	11
Basic		$(0.22)	$(0.13)
Diluted		$(0.22)	$(0.13)
See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2014 Financial Results	28

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CASH FLOW
(Stated in millions of dollars)
(Unaudited)

		Three months ended March 31
	Note	2014	2013
CASH PROVIDED BY (USED FOR):
OPERATING
Net loss and comprehensive loss		$(116.2)	$(65.1)
Depletion, depreciation, amortization and accretion		135.1	159.8
Deferred income tax reduction	7	(33.8)	(16.9)
Unrealized foreign exchange loss	13	35.6	20.4
Unrealized loss on commodity risk management	12	112.2	61.8
Share based compensation		3.5	3.6
(Gain) loss on disposition of properties		6.6	(14.9)
Other items		(3.5)	(1.2)
Funds flow from operations		139.5	147.5
Interest and financing charges		20.6	25.4
Expenditures on remediation	6	(6.7)	(10.5)
Change in non-cash operating working capital	10	29.7	(21.2)
		183.1	141.2
FINANCING
Dividends paid		(62.7)	(61.5)
Long term debt (repayment) and related derivative settlement		—	(160.0)
Interest paid		(29.7)	(24.9)
Proceeds from equity issues, including DRIP		14.7	11.0
		(77.7)	(235.4)
INVESTING
Capital expenditures		(233.7)	(166.0)
Property acquisitions		(2.0)	(0.5)
Proceeds on property dispositions		(0.6)	316.2
Other items		(2.0)	(1.9)
Change in non-cash investing working capital	10	(0.7)	38.4
		(239.0)	186.2
CHANGE IN CASH AND CASH EQUIVALENTS		(133.6)	92.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		448.5	2.7
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$314.9	$94.7
See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2014 Financial Results	29

PENGROWTH ENERGY CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of dollars)
(Unaudited)

		Three months ended March 31
	Note	2014	2013
SHAREHOLDERS' CAPITAL	8
Balance, beginning of period		$4,693.1	$4,634.8
Share based compensation		14.8	10.3
Issued under DRIP		13.1	11.0
Balance, end of period		4,721.0	4,656.1

CONTRIBUTED SURPLUS
Balance, beginning of period		28.0	22.9
Share based compensation		3.8	3.9
Exercise of share based compensation awards		(13.2)	(10.3)
Balance, end of period		18.6	16.5

DEFICIT
Balance, beginning of period		(1,032.8)	(467.4)
Net loss		(116.2)	(65.1)
Dividends declared		(62.8)	(61.6)
Balance, end of period		(1,211.8)	(594.1)

TOTAL SHAREHOLDERS' EQUITY		$3,527.8	$4,078.5
See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2014 Financial Results	30

PENGROWTH ENERGY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED MARCH 31, 2014 (Unaudited)
(Tabular amounts are stated in millions of dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.
The Financial Statements for the three months ended March 31, 2014 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2013 annual Financial Statements. All accounting policies and methods of computation followed in the preparation of these Financial Statements are consistent with the December 31, 2013 annual Financial Statements, except as noted in Note 2 to these Financial Statements.
The Financial Statements should be read in conjunction with the audited Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2013.
The Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on May 12, 2014.

2.	ACCOUNTING PRONOUNCEMENTS ADOPTED
On January 1, 2014, Pengrowth adopted amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) relating to offsetting financial assets and financial liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.
On January 1, 2014, Pengrowth adopted IFRIC 21 Levies ("IFRIC 21"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.

3.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$7,349.4	$74.2	$7,423.6
Additions to PP&E	705.4	4.6	710.0
Property acquisitions	16.0	—	16.0
Transfer from E&E assets (note 4)	144.3	—	144.3
Change in asset retirement obligations	(169.6)	—	(169.6)
Divestitures	(1,457.8)	—	(1,457.8)
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	236.4	0.8	237.2
Property acquisitions	2.0	—	2.0
Change in asset retirement obligations	52.6	—	52.6
Divestitures	(8.0)	—	(8.0)
Balance, March 31, 2014	$6,870.7	$79.6	$6,950.3

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$1,450.9	$56.5	$1,507.4
Depletion and amortization for the period	567.6	7.0	574.6
Divestitures	(233.1)	—	(233.1)
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	128.2	1.9	130.1
Divestitures	(1.6)	—	(1.6)
Balance, March 31, 2014	$1,912.0	$65.4	$1,977.4

Net book value	Oil and natural gas assets	Other equipment	Total
As at March 31, 2014	$4,958.7	$14.2	$4,972.9
As at December 31, 2013	$4,802.3	$15.3	$4,817.6
During the three months ended March 31, 2014, $4.0 million (March 31, 2013 – $4.1 million) of directly attributable general and administrative costs were capitalized to PP&E.
The calculation of depletion for the three months ended March 31, 2014 excluded certain capital from the construction phase of the Lindbergh thermal project ("Lindbergh Project") of $535.2 million (March 31, 2013 – $116.7 million).
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2014, $5.3 million (March 31, 2013 – $0.2 million) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.7 percent (March 31, 2013 – 5.6 percent).

4.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2012	$563.6
Transfer to PP&E	(144.3)
Balance, December 31, 2013	$419.3
Additions	3.4
Balance, March 31, 2014	$422.7

PENGROWTH First Quarter 2014 Financial Results	31

5.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	March 31, 2014	December 31, 2013
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$79.0	$75.9
400 million at 6.35 percent due July 2017	441.4	424.6
265 million at 6.98 percent due August 2018	292.3	281.1
35 million at 3.49 percent due October 2019	38.5	37.1
115.5 million at 5.98 percent due May 2020	127.3	122.4
105 million at 4.07 percent due October 2022	115.5	111.1
195 million at 4.17 percent due October 2024	214.5	206.3
	$1,308.5	$1,258.5
U.K. pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	92.0	88.0
U.K. pound sterling denominated 15 million unsecured notes at 3.45 percent due October 2019	27.5	26.3
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15.0	15.0
Canadian dollar 25 million senior unsecured notes at 4.74 percent due October 2022	24.9	24.9
Total long term debt	$1,467.9	$1,412.7
Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently July 26, 2017.
This facility carries floating interest rates that are expected to range between 2.5 percent and 4.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At March 31, 2014, the available facility was undrawn (December 31, 2013 – $nil) and letters of credit in the amount of $35.8 million (December 31, 2013 – $35.8 million) were outstanding.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2014, this facility was undrawn (December 31, 2013 – $nil) and reduced by $0.8 million of outstanding letters of credit (December 31, 2013 – $0.8 million). When utilized together with any overdraft amounts, this facility would appear on the Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2014. On January 24, 2014, certain of the credit facility covenants were amended until December 31, 2015. The financial covenants are now substantially similar between the credit facilities and the senior unsecured notes. The covenant amendments were obtained as a proactive step while Pengrowth completes construction of the first 12,500 bbl/d commercial phase of Lindbergh.

PENGROWTH First Quarter 2014 Financial Results	32

6.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2012	$868.9	$6.7	$875.6
Incurred during the period	4.2	—	4.2
Property acquisitions	3.1	—	3.1
Property dispositions	(84.0)	—	(84.0)
Revisions due to discount rate changes (1)	(195.0)	—	(195.0)
Provisions settled	(29.6)	—	(29.6)
Other revisions	18.1	—	18.1
Accretion (amortization)	20.5	(1.4)	19.1
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	1.8	0.8	2.6
Property acquisitions	1.3	—	1.3
Property dispositions	(0.4)	—	(0.4)
Revisions due to discount rate changes (2)	49.5	—	49.5
Provisions settled	(6.7)	—	(6.7)
Accretion (amortization)	5.0	(0.5)	4.5
Balance, March 31, 2014	$656.7	$5.6	$662.3

(1)	Relates to the change in the risk free discount rate from 2.5 percent to 3.25 percent. The offset is recorded in PP&E.

(2)	Relates to the change in the risk free discount rate from 3.25 percent to 3.0 percent. The offset is recorded in PP&E.

As at March 31, 2014
Current	$15.0	$2.1	$17.1
Long term	641.7	3.5	645.2
	$656.7	$5.6	$662.3

As at December 31, 2013
Current	$15.0	$2.1	$17.1
Long term	591.2	3.2	594.4
	$606.2	$5.3	$611.5

The following assumptions were used to estimate the ARO liability:

	As at
	March 31, 2014	December 31, 2013
Total escalated future costs	2,125.4	2,122.5
Discount rate, per annum	3.0%	3.25%
Inflation rate, per annum	1.5%	1.5%

PENGROWTH First Quarter 2014 Financial Results	33

7.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax reduction calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Three months ended
	March 31, 2014	March 31, 2013
Loss before taxes	$(150.0)	$(82.0)
Combined federal and provincial tax rate	25.30%	25.32%
Expected income tax reduction	$(38.0)	$(20.8)
Foreign exchange loss (1)	3.0	2.7
Other including share based compensation	1.2	1.2
Deferred income tax reduction	$(33.8)	$(16.9)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses and related risk management contracts.

8.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Three months ended		Year ended
	March 31, 2014		December 31, 2013
(Common shares - 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	522,031	$4,693.1	511,804	$4,634.8
Share based compensation (cash exercised)	257	1.6	336	2.1
Share based compensation (non-cash exercised)	1,985	13.2	1,260	11.3
Issued for cash under Dividend Reinvestment Plan ("DRIP")	1,880	13.1	8,631	44.9
Balance, end of period	526,153	$4,721.0	522,031	$4,693.1

9.	SHARE BASED COMPENSATION PLANS
A rolling maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at March 31, 2014, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.2 percent of the issued and outstanding common shares, which is within the limit.
Share based compensation expense is composed of the following:

	Three months ended
	March 31, 2014	March 31, 2013
Share based compensation	$4.6	$3.9
Amounts capitalized in the period	(0.3)	(0.3)
Share based compensation expense included in net loss	$4.3	$3.6

PENGROWTH First Quarter 2014 Financial Results	34

LONG TERM INCENTIVE PLAN ("LTIP")
The following provides a continuity of the LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2012	1,724	1,958	136
Granted	2,611	3,299	161
Forfeited	(439)	(483)	—
Exercised	(2)	(689)	(34)
Performance adjustment	(163)	—	—
Deemed DRIP	303	328	21
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,840	2,243	—
Forfeited	(39)	(53)	—
Exercised	(276)	(1,706)	—
Performance adjustment	83	—	—
Deemed DRIP	66	74	5
Outstanding, March 31, 2014	5,708	4,971	289

PREVIOUS LONG TERM INCENTIVE PLANS
As at March 31, 2014, the number of share units outstanding under the Deferred Entitlement Share Units Plan was 277,782 share units (December 31, 2013 - 275,409 share units) and the number of share unit options outstanding under the Common Share Rights Incentive Plan was 231,811 share unit options (December 31, 2013 - 496,918 share unit options).
CASH SETTLED DEFERRED SHARE UNITS ("DSUs")
Commencing in 2014, the Board of Directors now receive cash-settled DSUs in place of the previous share-settled DSUs. Each cash-settled DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of notional dividends) to be paid upon the individual ceasing to be a Director for any reason. Compensation expense associated with the cash-settled DSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled DSUs outstanding at each period end. Compensation expense is recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at March 31, 2014, the number of cash-settled DSUs outstanding are 120,056 units (December 31, 2013 - nil) with a corresponding long term liability of $0.8 million (December 31, 2013 - $nil).

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended
Cash provided by (used for):	March 31, 2014	March 31, 2013
Accounts receivable	$(28.2)	$(6.7)
Accounts payable	57.9	(14.5)
	$29.7	$(21.2)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended
Cash provided by (used for):	March 31, 2014	March 31, 2013
Accounts payable, including capital accruals	$(0.7)	$38.4

PENGROWTH First Quarter 2014 Financial Results	35

11.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net loss per share calculations:

	Three months ended
(000's)	March 31, 2014	March 31, 2013
Weighted average number of shares – basic and diluted	523,400	513,359
For the three months ended March 31, 2014, 5.7 million shares (March 31, 2013 - 2.8 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

Further, for the three months ended March 31, 2014, 23.0 million shares (March 31, 2013 - 23.0 million) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at March 31, 2014, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference point	Volume (bbl/d)	Remaining term	Price per bbl	Settlement currency
Financial:
WTI	23,000	Apr 1, 2014 - Dec 31, 2014	$94.51	Cdn
WTI	13,000	Jan 1, 2015 - Dec 31, 2015	$92.77	Cdn
WTI	12,500	Jan 1, 2015 - Jun 30, 2015	$95.76	Cdn
WTI	13,000	Jul 1, 2015 - Dec 31, 2015	$94.60	Cdn
WTI	14,000	Jan 1, 2016 - Mar 31, 2016	$94.92	Cdn
WTI	10,000	Apr 1, 2016 - Jun 30, 2016	$94.36	Cdn
WTI	3,000	Jul 1, 2016 - Sep 30, 2016	$93.55	Cdn
WTI	2,500	Oct 1, 2016 - Dec 31, 2016	$93.25	Cdn
Natural Gas:
Swaps
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu	Settlement currency
Financial:
AECO	113,738	Apr 1, 2014 - Dec 31, 2014	$3.79	Cdn
NGI Chicago Index	5,000	Apr 1, 2014 - Dec 31, 2014	$4.27	Cdn
AECO	75,825	Jan 1, 2015 - Dec 31, 2015	$3.79	Cdn
AECO	2,370	Jan 1, 2015 - Mar 31, 2015	$3.85	Cdn
NGI Chicago Index	7,500	Jan 1, 2015 - Dec 31, 2015	$4.50	Cdn
AECO	33,174	Jan 1, 2016 - Mar 31, 2016	$3.97	Cdn
AECO	18,956	Apr 1, 2016 - Jun 30, 2016	$3.79	Cdn
AECO	18,956	Jul 1, 2016 - Sep 30, 2016	$3.79	Cdn
AECO	26,065	Oct 1, 2016 - Dec 31, 2016	$3.80	Cdn

PENGROWTH First Quarter 2014 Financial Results	36

Commodity Price Sensitivity
Each Cdn$1/bbl change in future oil prices would result in approximately Cdn$18.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts outstanding as at March 31, 2014 (March 31, 2013 – Cdn$15.4 million). Similarly, each Cdn$0.25/MMBtu change in future natural gas prices would result in approximately Cdn$17.9 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts outstanding as at March 31, 2014 (March 31, 2013 – Cdn$18.5 million).
As at close March 31, 2014, the AECO gas spot price was $4.71/MMBtu (March 31, 2013 – $3.56/MMBtu), the WTI prompt monthly price was Cdn$112.30/bbl (March 31, 2013 – Cdn$98.79/bbl).

POWER PRICE CONTRACTS
As at March 31, 2014, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference point	Volume (MW)	Remaining term	Price per MWh	Settlement currency
Financial:
AESO	55	Apr 1, 2014 - Dec 31, 2014	$55.63	Cdn
AESO	35	Jan 1, 2015 - Dec 31, 2015	$49.50	Cdn
As at close March 31, 2014, the Alberta power pool spot price was $34.79/MWh (March 31, 2013 – $31.60/MWh). The average Alberta power pool price was $60.60/MWh for the three months ended March 31, 2014 (March 31, 2013 – $65.30/MWh).
Power Price Sensitivity
Each Cdn$1/MWh change in future power prices would result in approximately Cdn$0.7 million pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at March 31, 2014 (March 31, 2013 – Cdn$0.2 million).
FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63
U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50	70%	0.98
Swap	July 2017	400	250	63%	0.97
Swap	August 2018	265	125	47%	0.96
Swap	October 2019	35	15	43%	0.94
Swap	May 2020	115.5	20	17%	0.95
N/A	October 2022	105	—	—	—
N/A	October 2024	195	—	—	—
		1,187	460	39%

PENGROWTH First Quarter 2014 Financial Results	37

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Statements of Loss	$7.3	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2013	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$12.4	$0.7
Unrealized foreign exchange risk management gain or loss	5.2	0.8
Net pre-tax impact on Statements of Loss	$7.2	$(0.1)

Interest Rate Sensitivity
Bank Interest Cost
As at March 31, 2014 and 2013, Pengrowth had no floating rate debt outstanding, therefore Pengrowth had no interest rate risk.

PENGROWTH First Quarter 2014 Financial Results	38

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Statements of Loss.

As at and for the period ended March 31, 2014	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$0.3	$—	$0.3
Non-current portion of risk management assets	—	0.3	36.8	37.1
Current portion of risk management liabilities	(144.6)	—	(0.6)	(145.2)
Non-current portion of risk management liabilities	(47.6)	—	(4.9)	(52.5)
Risk management assets (liabilities), end of period	$(192.2)	$0.6	$31.3	$(160.3)
Less: Risk management assets (liabilities) at beginning of period	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the period	$(112.2)	$2.0	$19.3	$(90.9)
Realized gain (loss) on risk management contracts for the period	(42.3)	0.6	(0.5)	(42.2)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(154.5)	$2.6	$18.8	$(133.1)

As at and for the period ended March 31, 2013	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$0.4	$0.4	$1.9	$2.7
Non-current portion of risk management assets	1.3	0.1	6.5	7.9
Current portion of risk management liabilities	(53.3)	(0.5)	(1.6)	(55.4)
Non-current portion of risk management liabilities	(3.2)	—	(23.7)	(26.9)
Risk management assets (liabilities), end of period	$(54.8)	$—	$(16.9)	$(71.7)
Less: Risk management assets (liabilities) at beginning of period	7.0	(0.8)	(17.8)	(11.6)
Unrealized gain (loss) on risk management contracts for the period	$(61.8)	$0.8	$0.9	$(60.1)
Realized gain (loss) on risk management contracts for the period	(2.6)	0.1	0.2	(2.3)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(64.4)	$0.9	$1.1	$(62.4)

(1)	Unrealized and realized gains and losses are presented as separate line items in revenue.

(2)	Unrealized gains and losses are included in other expense and interest expense, respectively. Realized gains and losses are included in operating expenses and interest expense, respectively.

(3)	Unrealized and realized gains and losses are included as part of separate line items in other income and expense.

PENGROWTH First Quarter 2014 Financial Results	39

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at March 31, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$56.7	$56.7	$56.7	$—	$—
Fair value of risk management contracts	37.4	37.4	—	37.4	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	235.8	243.0	243.0	—	—
U.S. dollar denominated senior unsecured notes	1,308.5	1,389.7	—	1,389.7	—
Cdn dollar senior unsecured notes	39.9	40.4	—	40.4	—
U.K. pound sterling denominated unsecured notes	119.5	124.1	—	124.1	—
Fair value of risk management contracts	197.7	197.7	—	197.7	—

			Fair value measurements using:
As at December 31, 2013	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$54.7	$54.7	$54.7	$—	$—
Fair value of risk management contracts	23.1	23.1	—	23.1	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	236.0	240.0	240.0	—	—
U.S. dollar denominated senior unsecured notes	1,258.5	1,333.2	—	1,333.2	—
Cdn dollar senior unsecured notes	39.9	39.6	—	39.6	—
U.K. pound sterling denominated unsecured notes	114.3	118.6	—	118.6	—
Fair value of risk management contracts	92.5	92.5	—	92.5	—

PENGROWTH First Quarter 2014 Financial Results	40

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended
	March 31, 2014	March 31, 2013
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.90	$0.98
Unrealized foreign exchange loss on U.S. dollar denominated debt	$49.6	$26.1
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	5.3	(4.8)
Total unrealized foreign exchange loss from translation of foreign denominated debt	$54.9	$21.3
Unrealized gain on U.S. foreign exchange risk management contracts	$(13.7)	$(6.3)
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	(5.6)	5.4
Total unrealized gain on foreign exchange risk management contracts	$(19.3)	$(0.9)
Total unrealized foreign exchange loss	$35.6	$20.4
Total realized foreign exchange (gain) loss	$0.1	$(0.1)

14.	COMMITMENTS
Pengrowth entered into a lease amendment and extension agreement with respect to its Calgary head office lease effective March 31, 2014. The agreement saw two floors returned to the landlord in 2014 and extended the existing lease term for the remaining floors from 2018 to 2025, resulting in an additional operating lease commitment over the extended term of approximately $57 million.

PENGROWTH First Quarter 2014 Financial Results	41

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny, Chairman
Vice Chairman
Canaccord Genuity Corp.

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Wayne K. Foo
President & CEO,
Parex Resources Inc.

Kelvin B. Johnston
President
Wylander Crude Corp.

James D. McFarland
President and CEO,
Valeura Energy Inc.

Michael S. Parrett
Corporate Director

A. Terence Poole
Corporate Director

Barry D. Stewart
Corporate Director

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

David P. Allen
Vice President, Exploration

Gillian I. Basford
Vice President, Human Resources

Douglas C. Bowles
Vice President and Controller

James E.A. Causgrove
Sr. Vice President, Operations and Engineering

Steve J. De Maio
Vice President, In-Situ Oil Development and Operations

David Dean Evans
Vice President and Treasurer

Andrew D. Grasby
Sr. Vice President, General Counsel and Corporate Secretary

Rebecca D. Greenan
Vice President, Marketing

Frederic D.Kerr
Vice President, Investor Relations

Marlon J. McDougall
Chief Operating Officer

Deric S. Orton
Vice President, Land

Robert W. Rosine
Executive Vice President, Business Development

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Olympia Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
GJ	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
Tcf	trillion cubic feet
MWh	mega watt hour
WTI	West Texas Intermediate
AECO	Alberta natural gas price point
AESO	Alberta power price point
NGI Chicago	Chicago natural gas price point

* 6 mcf of gas = 1 barrel of oil equivalent

Stock Exchange Listings
Toronto Stock Exchange: PGF
New York Stock Exchange: PGH

Pengrowth Energy Corporation
Head Office: 2100, 222 Third Ave. SW
Calgary, Alberta, Canada T2P 0B4
Phone: 403.233.0224 | 800.223.4122
Fax: 403.265.6251
www.pengrowth.com

Investor Relations
Phone: 403.233.0224
Toll free: 855.336.8814
investorrelations@pengrowth.com